UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

SPI ENERGY CO. LTD.

(Name of Issuer)

Ordinary shares, par value US$0.000001 per share

(Title of Class of Securities)

78470H109 (1)

(CUSIP Number)

Caihong Lu

Strong Textile Hong Kong Limited
Unit 3a-8, 12/F, Kaiser Centre

No. 18 Centre Street

Sai Ying Pun, Hong Kong

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares of the Issuer.

CUSIP No. 78470H109

1.	Names of Reporting Persons. Caihong Lu I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 24,285,010 ordinary shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,285,010 ordinary shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,285,010 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(2) Based on 645,067,172 shares outstanding as of August 24, 2017.

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CUSIP No. 78470H109

1.	Names of Reporting Persons. Strong Textile Hong Kong Limited I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 24,285,010 ordinary shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,285,010 ordinary shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,285,010 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%(2)
14.	Type of Reporting Person (See Instructions) CO

(2) Based on 645,067,172 shares outstanding as of August 24, 2017.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.000001 per share (the “Shares”) of SPI Energy Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company” or “Issuer”), with its principal executive offices at 7F/A Block, 1st Building, Jinqi Plaza, No. 2145 Jinshajiang Road, Putuo District, Shanghai, the People’s Republic of China.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing ten Shares, are quoted on the NASDAQ Global Market under the symbol “SPI.”

Item 2.	Identity and Background.

This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Caihong Lu, (ii) Strong Textile Hong Kong Limited (“Strong Textile”). The content of Schedule A hereto is incorporated herein by reference. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

During the last five years, Caihong Lu has not been convicted in any criminal proceeding. During the last five years, Caihong Lu has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Strong Textile is a Hong Kong corporation. Caihong Lu is the sole shareholder of Strong Textile and owns 100% of the total outstanding shares of Strong Textile as of the date hereof. The name, business address, present principal occupation or employment and citizenship of each director of Strong Textile are as set forth on Schedule A hereto. During the last five years, Strong Textile has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Purchase Agreement dated July 22, 2014 (“July 22 Purchase Agreement”), Strong Textile acquired 37,060,000 shares of Common Stock, par value $.0001 per share at $0.27 per share for an aggregate purchase price of $10,006,200 from Solar Power, Inc. (“SPI”), a California corporation, which re-domiciled to the Cayman Islands through a merger with and into a wholly-owned subsidiary of the Issuer, which was completed on January 4, 2016.

Pursuant to a Purchase Agreement dated September 22, 2014 (“September 22 Purchase Agreement”), Strong Textile acquired 5,000,000 shares of Common Stock, par value of $.0001 per share of SPI for the aggregate amount of $5,850,000 at $1.17 per share from the SPI.

As a result of the purchase pursuant to the July 22 Purchase Agreement and the September 22 Purchase Agreement, Strong Textile directly owned 7.8% of the total outstanding shares of SPI as of September 22, 2014 as the total outstanding shares of common stock of SPI is 541,112,502 as of September 22, 2014.

Pursuant to the Second Amended and Restated Agreement and Plan of Merger and Reorganization, dated October 30, 2015, each ten issued and outstanding shares of SPI’s common stock acquired prior to 3:00 P.M. EST, November 5, 2015 were converted into the right to receive one ADS, representing ten ordinary shares of the Issuer.

Item 4.	Purpose of the Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety in this Item 4.

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The Reporting Person, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, it reserves the right to dispose of the shares of common stock held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, and 4 are hereby incorporated by reference in their entirety in this Item 5.

As of the date hereof, Caihong Lu indirectly owns 2,428,501 ADSs (representing 24,285,010 Shares) of the Issuer, through Strong Textile, representing 3.8% of the total outstanding Shares of the Issuer.

As of the date hereof, Strong Textile directly owns 2,428,501 ADSs (representing 24,285,010 Shares) of the Issuer, representing 3.8% of the total outstanding Shares of the Issuer.

(c)	For the information describing transactions of the Reporting Person’s Shares within the last sixty (60) days, see Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 are incorporated in this Item 6 by reference in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

7.02	Share Purchase Agreement by and between Strong Textile Hong Kong Limited and Solar Power, Inc., dated as of July 22, 2014.

7.03	Share Purchase Agreement by and between Strong Textile Hong Kong Limited and Solar Power, Inc., dated as of September 22, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

/s/ Caihong Lu
Caihong Lu

Strong Textile Hong Kong Limited

By:	/s/ Caihong Lu
Name:	Caihong Lu
Title:	Director

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Schedule A

Information Concerning the Reporting Persons

Name	Present Principal Occupation/ Employment	Business Address	Citizenship/Place of Incorporation

Caihong Lu	Director of Strong Textile Hong Kong Limited	Unit 3a-8, 12/F, Kaiser Centre, No. 18 Centre Street, Sai Ying Pun, Hong Kong	PRC
Strong Textile Hong Kong Limited	N/A	Unit 3a-8, 12/F, Kaiser Centre, No. 18 Centre Street, Sai Ying Pun, Hong Kong	Hong Kong

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